February 29, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bosy Holdings, Inc.

Registration Statement on Form S-1

Filed January 13, 2016

File No. 333-208978

To the men and women of the SEC:

On behalf of Bosy Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 9, 2016 addressed to Mr. Teoh, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on January 13, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

COMPANY RESPONSE:

We do not have any supplemental written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 2

The Company, page 2

Please specify how you intend to generate revenue from the cultivation of Aquilaria Subintegra & Aquilaria Sinensis trees in Malaysia as disclosed in this section. Please revise to clarify your intended business and to make the disclosure consistent throughout the prospectus. For example, we note your disclosure on page 14 that you intend to harvest and sell agarwood, which is developed from the trees, yet you also state on page 14 that there are three possible business models and on page 15 you state that you will not be harvesting the agarwood in two operational models.

COMPANY RESPONSE:

The bottom of page 2 has been revised to include further disclosure as to how we plan to operate and generate revenue from such operations. Additionally we have also added further clarification to page 14 and page 15 via our amended plan of operations that we have in part rewritten so that it is more clear.

Our Offering, page 3

3. Please revise to clarify how many shares of your common stock are issued and outstanding. In that regard, you indicate on page 3 that you have 201,406,000 shares of common stock issued and outstanding, and on page 9 you indicate that you have 241,406,000 shares issued and outstanding.

COMPANY RESPONSE:

The previous was a clerical error. We have amended page 9 so that it accurately states our issued and outstanding shares of common stock (201,406,000).

Industry Overview, page 13

Agarwood Industry Information, page 13

4. Please revise the citations to CITES and TradeMap to include the full names of these sources.

COMPANY RESPONSE:

The full names of these sources have been included on page 13.

Price trend, page 13

5. Please disclose in this section the sources for the information in the second paragraph of this section.

COMPANY RESPONSE:

We have disclosed the sources of the information at the end of the section titled “Price Trend.”

Proposed Business Plan, page 14

6. Please revise to include a more detailed plan of operations for the next twelve months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

COMPANY RESPONSE:

We have revised and amended our plan of operations on page 14 and 15 in depth so that it is more clear as to our intended operations.

Use of Proceeds, page 16

7. Please revise to clarify how the use of proceeds described on 16 relates to the business models described under the section “Proposed Business Plan” that begins on page 14. For example, please disclose whether the four scenarios in this section reflect the use of all three business models discussed on page 14. If not, please clarify in each of the four scenarios which or what combination of the three business models you plan to pursue using the proceeds.

COMPANY RESPONSE:

The use of proceeds has been amended accordingly.

Directors and Executive Officers and Corporate Governance, page 21

8. Please disclose the principal business of Multi Agro Tech Sdn Bhd Company, Wenzhou Hongxu Investment Management Company Limited, and Falcon Secretaries Ltd. Refer to Item 401(e)(1) of Regulation S-K.

COMPANY RESPONSE:

We have disclosed the principal business of the above entities on page 21.

9. For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company´s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

COMPANY RESPONSE:

We have added a sentence to each biography explaining what has led to each executive’s appointment to their respective position.

Executive Compensation, page 22

Summary Compensation Table, page 22

10. Please revise the second column of this table to clarify whether the compensation information provided is for your 2015 fiscal year. See Item 402(n)(2)(ii) of Regulation S-K.

COMPANY RESPONSE:

We have revised the second column to clarify that the compensation information is for our 2015 fiscal year.

Report of Independent Registered Public Accounting Firm, page F-2

11. We note that one of your directors, Ms. Chen Yan Hong, is currently the office manager for Falcon Secretaries Ltd. It appears that your auditor, Weld Asia, was acquired by Falcon CPA in March 2012. Please confirm our understanding that Falcon Secretaries is associated with Falcon CPA. If our understanding is correct, please clarify how these entities are related, and why you believe your auditor is independent under Rule 2-01(c)(2)(i) of Regulation S-X.

COMPANY RESPONSE:

Falcon Secretaries Ltd. and Falcon CPA are completely separate entities from one another, with no affiliation with one another. Furthermore there was no acquisition that was ever consummated between Falcon CPA and our PCAOB Auditor, Weld Asia Associates. Based on the foregoing we believe our PCAOB auditor to be independent under Rule 2-01(c)(2)(i) of Regulation S-X.

Exhibit 5.1

12. Please obtain and file a revised legality opinion that reflects the filing of the registration statement. In that regard, we note that the legality opinion is dated December 15, 2015, and references a registration statement “to be filed.”

COMPANY RESPONSE:

The legal opinion letter has been amended appropriately by counsel.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 29, 2016

/s/ Teoh Kooi Sooi

Teoh Kooi Sooi

Chief Executive Officer